EXHIBIT 5.1

May 14, 2012

Board of Directors

Gardner Denver, Inc.

1500 Liberty Ridge Drive, Suite 3000

Wayne, Pennsylvania 19087

Re: Registration Statement on Form S-8

Ladies and Gentleman:

I refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on behalf of Gardner Denver, Inc., a Delaware corporation (the “Company”), relating to 2,250,000 shares of the Company’s common stock, $0.01 par value per share and including the associated preferred stock purchase rights (the “Common Stock”), issuable pursuant to the Gardner Denver, Inc. Long-Term Incentive Plan, as amended and restated (the “Plan”).

As counsel to the Company, I have examined such corporate records, other documents and such questions of law as I have deemed necessary or appropriate for the purposes of this opinion and, upon the basis of such examinations, advise you that in my opinion the 2,250,000 shares of Common Stock issuable pursuant to the Plan, subject to the issuance of such shares and payment therefor in accordance with the Plan, will be legally issued, fully paid and non-assessable.

I consent to being named in the Registration Statement and the filing of this opinion as Exhibit 5.1 to the Registration Statement. This consent is not to be construed as an admission that I am a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Very truly yours,

/s/ Brent A. Walters
Brent A. Walters, Esq.
Vice President, General Counsel, Chief Compliance Officer and Secretary